Exhibit 99.1

•   RECORD FIRST QUARTER REVENUE OF £76.3 MILLION

•   SPONSORSHIP REVENUE INCREASED 32.4%

•   FIRST QUARTER NET INCOME £20.5m

MANCHESTER, U.K. — 14 November 2012 — Manchester United (NYSE: MANU; the “Company” and “Group”) — one of the most popular and successful sports teams in the world — today announced financial results for the 2013 fiscal first quarter ended 30 September 2012.

Highlights

•                  Commercial revenues grew 24%

•                  Sponsorship revenue increased 32.4%

•                  Retail, merchandising apparel & product licensing revenue increased 11.9%

•                  New media & mobile increased 11.5%

•                  Ten new Sponsorship deals were entered into in the first quarter — General Motors, Bwin, Toshiba Medical Systems, Yanmar (global); Kagome (regional); Santander, Shinsei Bank and MBNA (financial services); Bakcell (mobile); and Fuji TV (MUTV)

•                  Our new Hong Kong office opened in August 2012 and has already made a positive impact on sponsorship

•                  1st place in Premier League & Champions League Group H

Commentary

Ed Woodward, Executive Vice Chairman commented, ‘Manchester United had a record first quarter driven by our commercial operation, which continues to experience extremely strong global revenue growth in new media & mobile, retail merchandising & sponsorship.  The team has also made a strong start to the 12/13 season — currently 1st place in the Premier League and 1st place (and undefeated) in our Champions League Group.

Outlook

For fiscal 2013, Manchester United continues to expect:

•                  Revenue to be £350m to £360m.

•                  Adjusted EBITDA to be £107m to £110m.

Key Financials (unaudited)

	Three months ended 30 September
£ million	2012	2011	Change
Commercial revenue	43.0	34.6	24.3%
Broadcasting revenue	13.7	21.9	(37.4)%
Matchday revenue	19.6	17.3	13.3%
Total revenue	76.3	73.8	3.4%
Adjusted EBITDA*	16.3	19.3	(15.5)%
Profit/(loss) for the period from continuing operations (i.e. Net Income)	20.5	(5.0)	N/A
Basic and diluted earnings/(loss) per share**	0.13	(0.03)	N/A
Gross debt***	359.7	433.2	(17.0)%
Cash and cash equivalents	52.5	65.0	(19.2)%

*Adjusted EBITDA is a non-IFRS measure. We define Adjusted EBITDA as profit/(loss) for the period from continuing operations before net finance costs, tax credit, depreciation, amortisation of, and profit on disposal of, players’ registrations and exceptional items. We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortisation) and items outside the control of our management (primarily income taxes and interest income and expense).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of Adjusted EBITDA to profit/(loss) for the period from continuing operations is presented in supplemental note 3.

**Basic and diluted earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year, as adjusted for the reorganisation transactions described in supplemental note 1.

*** Gross debt is down 18% compared with 30 June 2012, £436.9m.

Revenue Analysis

Commercial

Commercial revenue for the quarter increased 24.3% to £43.0 million driven by the addition of several new global (including General Motors - Chevrolet) and regional sponsorships; an increase in receipts from existing partnerships; an increase in profit share pursuant to the arrangement with Nike; and the commencement of new mobile partnerships. For the quarter:

•                  Sponsorship revenue increased 32.4% year on year to £27.8 million. Manchester United entered into ten new sponsorship agreements during the quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue increased 11.9% year on year to £9.4 million; and

•                  New Media & Mobile revenue increased 11.5% year on year to £5.8 million.

Broadcasting

Broadcasting revenues for the quarter decreased 37.4% year on year to £13.7 million. The main components of this reduction are:

a)             timing differences of £5.6m as a result of playing one UEFA Champions League game in the current year quarter compared to two games in the prior year quarter; a ‘residual receipt’ from UEFA relating to the 2011/12 UEFA Champions League competition will be received in Q2; and two fewer live FAPL broadcasts this year compared to the same period in the prior year.

b)             permanent differences of c.£2.6m resulting largely from lower distributions from the UEFA Champions League fixed pool, as a consequence of finishing 2nd in the Premier League in season 2011/12 compared to finishing 1st in season 2010/11.

Matchday

Matchday revenues for the quarter increased 13.3% year on year to £19.6 million principally as a result of one-off fees earned from the staging of nine Olympic Games football matches at Old Trafford together with the impact of a home fixture in the League Cup (compared with nil in the prior year quarter).

Other Financial Information

Operating expenses

Total operating expenses for the quarter increased 12.7% year on year to £74.8 million.

Staff costs

Staff costs for the quarter increased 6.6% year on year to £40.3 million, primarily due to growth in commercial headcount, partially offset by a one-off receipt of £1.3m for players on International duty at Euro 2012.  Staff costs for the remaining quarters of the year are expected to be higher due to this one-off receipt and the fact that certain player acquisitions did not take place until half way through the period.

Other operating expenses

Other operating expenses for the quarter increased 18.0% year on year to £19.7 million, primarily due to increased pre-season tour travel costs, gateshare payments to domestic cup opponents following our home League Cup fixture (£nil in the prior year quarter due to the equivalent fixture being played away from home), and one-off Olympic games costs.

Depreciation & amortisation of players’ registrations

Depreciation for the quarter increased 4.2% year on year to £1.9 million; and amortisation of players’ registrations for the quarter decreased 2.7% year on year to £9.8 million. The unamortised balance of existing players’ registrations at 30 September 2012 was £135.6 million.

Exceptional items

Exceptional items for the quarter were for £3.1 million and related to professional advisor fees in connection with the IPO (compared with £nil for the prior year quarter).

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the quarter was £4.8 million (compared with £5.6 million in the prior year quarter) - key disposals being Berbatov and Park.

Net finance costs

Net finance costs for the quarter decreased 35.9% year on year to £12.4 million compared with the same quarter last year. The main reasons for this decrease are a favourable FX movement of £13.9 million year on year on translation of the Group’s US dollar denominated senior secured notes, partially offset by a £3.3 million increase in premium paid on repurchases of US dollar denominated senior secured notes and a £2.3 million increase in accelerated amortisation of debt issue costs on repurchased notes with proceeds for the IPO.

Foreign exchange gains or losses are not a cash benefit or charge and could reverse depending on dollar/sterling exchange rate movements.  Any gain or loss on a cumulative basis will not be realised until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity). This exposure to FX movements has been reduced now that the net IPO proceeds (of approximately $110.3m) have been used to reduce our USD denominated senior secured notes.

Tax

The tax credit for the quarter was £26.5 million (compared with a credit of £1.4 million in the prior year quarter). Following the transfer of Red Football Shareholder Ltd and its subsidiaries from the controlling shareholders to the Company, the Company has assumed certain US tax bases.  A related deferred tax asset has been recognised in respect of the US tax bases in the period, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset.  This has been determined on the basis of only those commercial agreements in place at the balance sheet date.  An element of this deferred tax asset will unwind during fiscal 2013. The potential deferred tax asset available, but which currently remains unrecognised, amounts to at least £60m and will be recognised when key commercial contracts are renewed or replaced.

Profit/(loss) for the period from continuing operations

Profit for the period from continuing operations for the quarter increased to £20.5 million, compared to a loss in the prior year quarter of £5.0 million.

Cash flows

Cash generated from operating activities for the quarter were £9.3 million, an increase of £10.9 million compared to £1.6 million cash used in the prior year quarter.

Capital expenditures on property, plant and equipment and investment property for the quarter were £3.4 million, a decrease of £10.4 million compared to £13.8 million in the prior year quarter. Expenditure in the current year quarter mainly related to the redevelopment of the First Team’s training facility at Carrington. In the prior year quarter we acquired investment properties amounting to £8.1m around the Old Trafford stadium.

Net player capital expenditure for the quarter was £29.5 million, a decrease of £17.6 million compared to £47.1 million in the prior year quarter. Expenditure in the current year quarter mainly related to the acquisition of Shinji Kagawa and Nick Powell and the first of two staged payments for Robin van Persie.

Net cash generated from financing activities for the quarter was £7.6 million, an increase of £30.7 million compared to £23.1 million cash used in the prior year quarter. In the current year quarter the Company raised £70.3 million following the public offering of shares on the New York Stock Exchange. The proceeds were used to repurchase the Company’s US dollar denominated senior secured notes (see “Borrowings” below) — the principal value of which was £62.6 million.

Cash and cash equivalents

Cash and cash equivalents at 30 September 2012 were £52.5 million compared to £65.0 million at 30 September 2011.

Borrowings

Total borrowings were £359.7 million at 30 September 2012 compared to £436.9 million at 30 June 2012. During the quarter we re-purchased and retired the sterling equivalent of £62.6 million of senior secured notes comprising US$101.7 million of US dollar denominated notes. The consideration paid amounted to £67.9 million.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2013 results will be broadcast live over the internet today, 14 November 2012 at 8:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 134-year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Key Performance Indicators

	Three months ended
	30 September
	2012	2011
Commercial % of total revenue	56.4%	46.8%
Nike and Aon % of Commercial	33.1%	38.2%
Partners and other % of Commercial	66.9%	61.8%
Broadcasting % of total revenue	18.0%	29.7%
Matchday % of total revenue	25.6%	23.5%
Home Matches Played
FAPL	3	3
UEFA competitions	1	1
Domestic Cups	1	—
Away Matches Played*
UEFA competitions	—	1
Domestic Cups	—	1

*Away matches played includes games at a neutral venue, where appropriate

Other
Employees at period end	735	670
Staff costs % of revenue	52.8%	51.3%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2012/13 season*	3	7	5	4	19
2011/12 season	3	7	5	4	19
2010/11 season	3	7	5	4	19

*Note - Games can be rescheduled for TV or clashes due to domestic cup competitions.  We will update each Quarter.

Contacts

Investor Relations:	Media:
Brendon Frey / Rachel Schacter	Philip Townsend
ICR	Manchester United plc
+1 203 682 8200	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080

MANCHESTER UNITED plc

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share data)

	Three months ended 30 September
	2012	2011
Revenue	76,316	73,782
Operating expenses	(74,811)	(66,426)
Profit on disposal of players’ registrations	4,818	5,624
Operating profit	6,323	12,980
Finance costs	(12,476)	(19,619)
Finance income	89	284
Net finance costs	(12,387)	(19,335)
Loss on ordinary activities before tax	(6,064)	(6,355)
Tax credit	26,532	1,385
Profit/(loss) for the period from continuing operations(1)	20,468	(4,970)

Attributable to:
Owners of the Company	20,386	(5,018)
Non-controlling interest	82	48
	20,468	(4,970)

Earnings/(loss) per share attributable to the equity holders of the Company during the period
Basic and diluted earnings/(loss) per share (Pounds Sterling)	0.13	(0.03	)(2)

(1) Also referred to as Net Income.

(2) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

MANCHESTER UNITED plc

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	30 September 2012	30 June 2012	30 September 2011
ASSETS
Non-current assets
Property, plant and equipment	250,479	247,866	244,746
Investment property	14,169	14,197	13,816
Goodwill	421,453	421,453	421,453
Players’ registrations	135,634	112,399	120,234
Trade and other receivables	1,500	3,000	13,000
Non-current tax receivable	—	—	2,500
Deferred tax asset	24,589	—	—
	847,824	798,915	815,749
Current assets
Derivative financial instruments	1,228	967	643
Trade and other receivables	69,887	74,163	55,860
Current tax receivable	3,551	2,500	—
Cash and cash equivalents	52,527	70,603	64,967
	127,193	148,233	121,470
Total assets	975,017	947,148	937,219

MANCHESTER UNITED plc

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	30 September 2012	30 June 2012(1)	30 September 2011(1)
EQUITY AND LIABILITIES
Equity
Share capital	52	50	50
Share premium	68,666	25	25
Merger reserve	249,030	249,030	249,030
Hedging reserve	791	666	482
Retained earnings/(deficit)	8,069	(12,671)	(30,818)
Equity attributable to owners of the Company	326,608	237,100	218,769
Non-controlling interests	(1,921)	(2,003)	(2,282)
	324,687	235,097	216,487
Non-current liabilities
Derivative financial instruments	1,701	1,685	—
Trade and other payables	23,232	22,305	23,073
Borrowings	353,966	421,247	426,299
Deferred revenue	7,131	9,375	16,106
Provisions	1,247	1,378	1,795
Deferred tax liabilities	25,608	26,678	53,347
	412,885	482,668	520,620
Current liabilities
Derivative financial instruments	—	—	1,725
Current tax liabilities	1,128	1,128	1,127
Trade and other payables	79,437	83,664	55,197
Borrowings	5,740	15,628	6,942
Deferred revenue	150,714	128,535	134,642
Provisions	426	428	479
	237,445	229,383	200,112
Total equity and liabilities	975,017	947,148	937,219

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

MANCHESTER UNITED plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited; in £ thousands)

	Share capital	Share premium	Merger reserve	Hedging reserve	Retained earnings/ (deficit)	Total attributable to owners of the Company	Non- controlling interests	Total equity
Balance at 1 July 2011	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423
(Loss)/profit for the period	—	—	—	—	(5,018)	(5,018)	48	(4,970)
Cash flow hedges, net of tax	—	—	—	948	—	948	—	948
Currency translation differences	—	—	—	—	86	86	—	86
Total comprehensive income/(loss) for the period	—	—	—	948	(4,932)	(3,984)	48	(3,936)
Proceeds from shares issued	50	25	—	—	—	75	—	75
Capital reorganisation(1)	—	(249,105)	249,030	—	—	(75)	—	(75)
Balance at 30 September 2011	50	25	249,030	482	(30,818)	218,769	(2,282)	216,487
Profit for the period	—	—	—	—	28,004	28,004	279	28,283
Cash flow hedges, net of tax	—	—	—	184	—	184	—	184
Currency translation differences	—	—	—	—	143	143	—	143
Total comprehensive income for the period	—	—	—	184	28,147	28,331	279	28,610
Dividends	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Balance at 30 June 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	20,386	20,386	82	20,468
Cash flow hedges, net of tax	—	—	—	125	—	125	—	125
Currency translation differences	—	—	—	—	27	27	—	27
Total comprehensive income for the period	—	—	—	125	20,413	20,538	82	20,620
Equity settled share-based payments	—	—	—	—	327	327	—	327
Proceeds from shares issued(2)	2	68,641	—	—	—	68,643	—	68,643
Balance at 30 September 2012	52	68,666	249,030	791	8,069	326,608	(1,921)	324,687

(1) Adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

(2) See supplemental note 1.2.

MANCHESTER UNITED plc

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2012	2011
Cash flows from operating activities
Cash generated from operations (note 2)	33,883	22,560
Interest paid	(24,503)	(21,124)
Interest received	85	146
Income tax paid	(202)	(3,210)
Net cash generated from/(used in) operating activities	9,263	(1,628)
Cash flows from investing activities
Purchases of property, plant and equipment	(3,396)	(6,411)
Purchases of investment property	—	(7,364)
Purchases of players’ registrations	(34,897)	(51,034)
Proceeds from sale of players’ registrations	5,364	3,966
Net cash used in investing activities	(32,929)	(60,843)
Cash flows from financing activities
Proceeds from issue of shares	70,258	—
Repayment of borrowings	(62,704)	(23,126)
Net cash generated from/(used in) financing activities	7,554	(23,126)
Net decrease in cash and cash equivalents	(16,112)	(85,597)
Cash and cash equivalents at beginning of period	70,603	150,645
Exchange losses on cash and cash equivalents	(1,964)	(81)
Cash and cash equivalents at end of period	52,527	64,967

MANCHESTER UNITED plc

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (‘the Company’) and its subsidiaries (together ‘the Group’) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

1.1                               The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 and 30 September 2011 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2                               Initial public offering (“IPO”)

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of US$14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of US$110,250,000 (£70,258,000) were received. Expenses of £1,615,000 directly attributable to this issue of new shares have been offset against share premium.

MANCHESTER UNITED plc.

SUPPLEMENTAL NOTES (continued)

(unaudited; in £ thousands)

2                                         Cash generated from operations

	Three months ended 30 September
	2012	2011
Profit/(loss) from continuing operations	20,468	(4,970)
Tax credit	(26,532)	(1,385)
Loss on ordinary activities before tax	(6,064)	(6,355)
Depreciation charges	1,917	1,839
Amortisation of players’ registrations	9,823	10,094
Profit on disposal of players’ registrations	(4,818)	(5,624)
Net finance costs	12,387	19,335
Share-based payments	327	—
Fair value gains on derivative financial instruments	(111)	—
Decrease/(Increase) in trade and other receivables	6,358	(665)
Increase in trade and other payables and deferred revenue	14,210	4,138
Decrease in provisions	(146)	(202)
Cash generated from operations	33,883	22,560

3                                         Reconciliation of Adjusted EBITDA to Profit/(loss) for the period from continuing operations

	Three months ended 30 September
	2012	2011
Adjusted EBITDA	16,343	19,289
Adjustments:
Depreciation	(1,917)	(1,839)
Amortisation of players’ registrations	(9,823)	(10,094)
Exceptional items	(3,098)	—
Profit on disposal of players’ registrations	4,818	5,624
Net finance costs	(12,387)	(19,335)
Tax credit	26,532	1,385
Profit/(loss) for the period from continuing operations	20,468	(4,970)